AM 3-23-2005*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041195

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 04 (MM/DD/YY) AND ENDING 12 / 31 / 04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saen Options USA, Inc.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1506
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	**(State)**	**(Zip Code)**

SEC MAIL PROCESSING RECEIVED MAR 2005 WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jan Cornelissen **(312) 362-4111**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	**Chicago**	**IL**	**60606-7438**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AH 3/30/2005

3/23/05

OATH OR AFFIRMATION

I, **Jan Cornelissen** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Saen Options, USA, Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

General Manager
Title

Tara L.P. Zilinskas
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Saen Options USA, Inc.

Statement of Financial Condition Report
December 31, 2004

Filed as Public Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Shareholder
Saen Options USA, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Saen Options USA, Inc. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Saen Options USA, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
January 21, 2005

Saen Options USA, Inc.

Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	210,542
Receivable from broker-dealer, net		91,301,933
Securities owned, at market		147,706,981
Furniture and equipment, net of accumulated depreciation of $73,919		16,338
Other assets		37,788
Total assets	$	239,273,582
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold, not yet purchased, at market	$	235,126,466
Accounts payable and accrued expenses		41,196
Note payable		500,000
		235,667,662
Liabilities subordinated to claims of general creditors		950,000
Stockholder's Equity		
Common stock $ .01 par value; authorized 10,000 shares; issued 1,000 shares		1,000
Additional paid-in capital		6,200,000
Accumulated deficit		(3,545,080)
Total stockholder's equity		2,655,920
Total liabilities and stockholder's equity	$	239,273,582

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Saen Options USA, Inc. (the "Company"), a wholly owned subsidiary of Saen Options USA Holding, Inc. (the "Parent"), is an Illinois corporation established on November 1, 1999. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities, equity options and futures contracts. The Company's principal operations are located in Chicago, Illinois. The Company's transactions are cleared through First Options of Chicago, Inc. (First Options).

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Proprietary transactions and related income and expenses are recorded on the trade-date basis. Net trading gains include realized and unrealized trading gains and losses.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased are recorded at market value.

Income taxes: The Company is part of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to or refundable from the tax authority are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold Not Yet Purchased
Equity securities	$ 61,517,043	$ 88,465,367
Listed options	86,189,938	146,661,099
	$ 147,706,981	$ 235,126,466

Note 3. Note Payable

The note payable represents a loan from an affiliated entity that bears interest at 5 percent and is payable in full on February 28, 2005.

Note 4. Subordinated Borrowings

At December 31, 2004, borrowings under subordination agreements represent an amount due to its Parent, maturing on April 15, 2005, that bears interest at 5% per annum. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

Note 5. Income Tax Matters

The Company is part of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to or refundable from the tax authority are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2004, the Company has a deferred tax asset of $1,225,000 resulting from net operating loss carryforwards. During the year, the Company recorded a valuation allowance fully reserving the deferred tax asset.

At December 31, 2004, the Company has a net operating loss carryforward of approximately $3,500,000 for federal income tax purposes. Such carryforwards expire at various dates to 2022.

Note 6. Financial Instruments with Off-Balance Sheet Risk

Securities transactions are cleared through First Options. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its traders in meeting contractual obligations. In conjunction with this guarantee, the Company seeks to control the risks associated with its traders' activities by maintaining collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions, where necessary.

The Company, as part of its normal business activities, sells short securities and options in its trading portfolio. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions. At December 31, 2004, the Company maintained short security positions in stocks and equity options with market values of $88,465,367 and $146,661,099, respectively. The Company monitors such risk on a daily basis.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair counterparties' abilities to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective affiliated traders' investment portfolio.

Note 7. Commitments and Contingencies

Pursuant to a verbal agreement, the Company rents its office facilities from First Options on a month-to-month basis.

Note 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is subject to the minimum net capital required by a market maker under the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2004, the Company had net capital of $1,373,749, which was $1,273,749 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and its does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).